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19005432

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SEC Mail Processing Section
FEB 12 2019
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seapower Carpenter Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Plaza, Suite 550
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle K. Kaull (949)579-1463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michelle K. Kaull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seapower Carpenter Capital, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle K. Kaull
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 28 day of January, 2019 by Michelle K Kaull proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public [signature]

KWANG SOO KIM
COMM. #2229335
Notary Public - California
Orange County
My Comm. Expires Jan. 25, 2022
NR01

CONTENTS

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Seapower Carpenter Capital, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Seapower Carpenter Capital, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 7, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS		
Cash	$	145,023
Due from parent		12,563
Deposit		513
Prepaid expenses		608
TOTAL ASSETS	$	158,707

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized; 5,000 shares issued and outstanding		35,000
Additional paid-in capital		327,386
Accumulated deficit		(203,679)
		158,707
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	158,707

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Commissions	$	490,750
Consulting		262,500
GENERAL & ADMINISTRATIVE EXPENSES		171,721
INCOME FROM OPERATIONS		581,529
OTHER INCOME		
Interest income		1,671
INCOME BEFORE PROVISION FOR INCOME TAXES		583,200
PROVISION FOR INCOME TAXES		163,200
NET INCOME	$	420,000

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Shares Issued and Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2018	5,000	$ 35,000	$ 407,386	$ (203,679)	$ 238,707
NET INCOME	-	-	-	420,000	420,000
DIVIDENDS TO PARENT	-	-	(80,000)	(420,000)	(500,000)
BALANCE AT DECEMBER 31, 2018	**5,000**	**$ 35,000**	**$ 327,386**	**$ (203,679)**	**$ 158,707**

The accompanying notes are an integral part of these financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	420,000
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Due from parent		(12,563)
Deposit		(206)
Net Cash Provided by Operating Activities:		407,231
CASH FLOWS FROM FINANCING ACTIVITIES		
Return of additional paid-in capital		(80,000)
Dividends to parent		(420,000)
Net Cash Used in Financing Activities:		(500,000)
NET CHANGE IN CASH		(92,769)
CASH AT BEGINNING OF YEAR		237,792
CASH AT END OF YEAR	$	145,023
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Seapower Carpenter Capital, Inc. (the company) is presented to assist in understanding the company's financial statements.

Organization and Operations

Seapower Carpenter Capital, Inc. is incorporated under the laws of the state of California and is a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company (the parent).

The company, a registered broker-dealer with the Securities and Exchange Commission, provides professional securities services with a focus on private best efforts placements of securities for financial services clients, mergers, and acquisitions. These services are incidental to the financial consulting activities of the parent. The company is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions and Consulting fees

Revenue from commissions includes a fee earned for services provided as the placement agent for the initial capitalization of a client. Revenue from commissions is recorded on the closing date of the offering. Revenue from consulting fees is earned for our bank application services, including the preparation and filing of bank applications, and regulatory consulting. Consulting revenue is recorded according to an agreed-upon fee schedule per each contract, and typically includes an initial fee, an in-progress fee due covering a specified time period, and a fee due upon the submission and approval of the bank application to the primary regulator.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company files its tax return on a consolidated basis with the parent under a tax sharing agreement, which requires the company to provide for taxes on the "separate return" basis. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

The company recognizes the effect of income tax positions taken or expected to be taken in a tax return only if those positions are more likely than not capable of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being sustained. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The company's income tax filings are subject to audit by various taxing authorities. The company's open audit periods are three and four years for federal and California tax filings, respectively. In evaluating the company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

Subsequent Events

The company has evaluated subsequent events from the statement of financial condition date through the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

NOTE 2 – Basis of Preparation

The accompanying financial statements have been prepared on a going concern basis, which assumes that the company will be able to continue to fund operations. While the company has incurred recurring operating losses, the parent has made capital contributions each year to fund operations and maintain adequate capital. The parent has provided the company with a written commitment to maintain or exceed the minimum net capital requirements on an ongoing basis. Further, the financial statements and notes are the representation of the company's management, which is responsible for their integrity and objectivity.

NOTE 3 – Related-Party Activities

The parent pays the majority of general and administrative expenses, which are allocated to the company through the due-to-parent account pursuant to a services and expenses sharing agreement between the company and its parent. The agreement provides for allocations that correspond to and are representative of the level of activity of the company throughout the year. This includes expenses related to back-office support and overhead. The company paid approximately $103,800 to the parent for allocated general and administrative expenses for the year ended December 31, 2018.

The company provides financial consulting services for the parent's clients, which may range from zero to five engagements per year.

NOTE 4 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, each as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the company had net capital of $145,023, which was $140,023 in excess of its required net capital of $5,000. The company's aggregate indebtedness was zero.

NOTE 5 – Provision for Income Taxes

For the year ended December 31, 2018, the company calculated a provision for income taxes of $163,200 based on a pre-tax income of $583,200. During the year ended December 31, 2018, the company paid the parent directly for the current year federal and state tax liability. As of December 31, 2018, there was an overpayment of taxes in the amount of $12,563 which was recorded as an intercompany receivable due from the parent.

NOTE 6 – Recently Issued Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019.

Management is evaluating the impact that ASU 2016-02 will have on the Company's financial statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2018

CREDITS		
Stockholder's equity per company's unaudited X-17A-5 Part IIA Filing	$	158,707
AUDIT ADJUSTMENTS		-
STOCKHOLDER'S EQUITY PER FINANCIAL STATEMENTS		158,707
Nonallowable assets		(13,684)
NET CAPITAL		145,023
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $5,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS		5,000
Excess net capital	$	140,023
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	-
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		-

See Report of Independent Registered Public Accounting Firm.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2018

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

2. Information Relating to Possession or Control Requirement under Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

See Report of Independent Registered Public Accounting Firm.

Seapower Carpenter Capital, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Seapower Carpenter Capital, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Seapower Carpenter Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Seapower Carpenter Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Seapower Carpenter Capital, Inc. stated that Seapower Carpenter Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018, without exception. Seapower Carpenter Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seapower Carpenter Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 7, 2019

SEAPOWER CARPENTER CAPITAL, INC.

As the management of Seapower Carpenter Capital, Inc., I certify that the broker dealer is in compliance with 17C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. Section 240 Rule 15c3-3 of which we have claimed an exemption under provision (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers". I have performed an evaluation of the firm's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the following exemption provision (k)(2)(i)):

> (2) The provisions of this section shall not be applicable to a broker or dealer:
>
> > (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)";

Based on my evaluation, we have met the identified exemption provision throughout the most recent fiscal year from January 1, 2018 to December 31, 2018 without exception.

SEAPOWER CARPENTER CAPITAL, INC.

Michelle K. Kaull

Michelle K. Kaull
Chief Financial Officer

2 PARK PLAZA, SUITE 550 • IRVINE, CALIFORNIA 92614-8527
(949) 261-8888 • FAX (949) 261-0880

Seapower Carpenter Capital, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity Owners of Seapower Carpenter Capital, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Seapower Carpenter Capital, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Seapower Carpenter Capital, Inc. (the "Company") for the fiscal year ended December 31, 2018, solely to assist you and SIPC in evaluating Seapower Carpenter Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the fiscal year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment or underpayment, if any, in the current assessment with the Amended Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly,

we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 7, 2019

Seapower Carpenter Capital, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2018

		Amount
Total assessment	$	1,132
SIPC-6 general assessment Payment made on July 24, 2018		(591)
SIPC-7 general assessment Payment made on February 1, 2019		(541)
Total assessment balance **(overpayment carried forward)**	$	-

See Accountant's Report on the SIPC Annual Assessment